Filed Pursuant to Rule 433

Registration Statement No. 333-207700

Pricing Term Sheet

August 31, 2016

Delphi Automotive PLC

Pricing Term Sheet

Issuer:	Delphi Automotive PLC
Guarantees:	The notes will be guaranteed by certain of the Issuer’s existing and future subsidiaries that are obligors under Delphi Corporation’s outstanding notes and revolving credit facility.
Security:	1.600% Senior Notes due 2028
Principal Amount:	€500,000,000
Trade Date:	August 31, 2016
Settlement Date**:	September 15, 2016
Maturity:	September 15, 2028
Interest Payment Dates:	Annually on September 15, beginning on September 15, 2017
Mid-Swap Yield:	0.411%
Spread to Mid-Swap Yield:	+120 bps
Re-offer Yield:	1.611%
Coupon (Interest Rate):	1.600%
Issue Price (Price to Public):	99.881% of face amount
Benchmark Bund:	DBR 0% due August 15, 2026
Benchmark Bund Yield:	-0.088%
Spread to Benchmark Bund:	+169.9 bps
Gross Proceeds:	€499,405,000
Fees:	0.50%
Net Proceeds before Estimated Expenses:	€496,905,000
Day Count Fraction:	Actual/Actual (ICMA)
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Redemption Provisions:
Make-Whole Call:	Before the par call date at a discount rate of the applicable Comparable Government Bond Rate plus 25 basis points, plus accrued and unpaid interest, if any
Par Call:	Commencing June 15, 2028, plus accrued and unpaid interest, if any
Use of Proceeds:	Repay a portion of Delphi Corporation’s 5.00% Senior Notes due 2023
Clearing and Settlement:	Euroclear/Clearstream
Stabilization:	Stabilization/FCA
CUSIP/ISIN/Common Code:	24713G AC6 / XS1485603747 / 148560374

Listing:	Application will be made to list the notes on the New York Stock Exchange
Anticipated Ratings*:	Baa3 (p) /BBB (s) /BBB (s)
Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch J.P. Morgan Securities plc
Co-Managers:	BNP Paribas Morgan Stanley & Co. LLC SMBC Nikko Capital Markets Limited Société Générale TD Securities (USA) LLC UniCredit Bank AG Wells Fargo Securities International Limited

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**It is expected that delivery of the notes will be made to investors on or about September 15, 2016, which will be the tenth US business day following the date hereof (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding six business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding six business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing, as applicable, (1) Barclays Bank PLC at +44 (0) 20 7773 9098, (2) Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 (or via email at synops@list.db.com) or (3) J.P. Morgan Securities plc collect at +44-207-134-2468.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.